FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated July 28, 2023

Commission File Number: 001-04546

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ M VARSELLONA
BY M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 28 July, 2023

                                         EXHIBIT INDEX
                                        ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 28 July 2023
Unilever PLC Announces Directorate Change

Exhibit 99

Appointment of Non-Executive Director and Chair Designate

London, 28 July 2023. Unilever PLC ("Unilever") is pleased to announce the appointment of Ian Meakins as a Non-Executive Director and Chair Designate following a comprehensive search process.

Ian will join the Board as Non-Executive Director and Chair Designate on 1 September 2023 and will succeed Nils Andersen as Chair on 1 December 2023. Nils will step down from the Board, after nine years' service, at Unilever's Annual General Meeting in May 2024.

Ian is currently Chair of Compass Group PLC and Rexel SA, and has significant global business experience across a diverse range of industries. He served as Chief Executive of Wolseley plc (now Ferguson plc) from 2009 to 2016, Chief Executive of Travelex Holdings Ltd from 2007 to 2009 and as Chief Executive of Alliance Unichem plc from 2004, until its merger with Boots in 2006. Previously he held positions at Diageo, Bain & Company, and Procter & Gamble.

Nils Andersen said: "I am delighted to welcome Ian to the Board following a thorough global search process. Ian has a strong track record of success in executive and non-executive roles across a range of industries. I am sure Unilever will greatly benefit from his extensive experience and I am confident that he will provide the Board with strong and effective leadership."

Ian Meakins said: "It is a great honour to have been asked to succeed Nils as Chair of Unilever. I look forward to working with the Board and with Hein and his leadership team to help realise Unilever's full potential and create value for all its stakeholders."

Hein Schumacher, Unilever CEO, said: "On behalf of the Board, I would like to thank Nils for his excellent leadership of our company as Chair over the last four years.

"Nils chaired the company through a period of significant volatility and some of the most challenging operational conditions in decades. He was instrumental in sharpening Unilever's focus on operational performance, creating a simpler and more agile company through the unification of Unilever NV and PLC into one legal structure, and implementing our new category focused organization."

There are no other matters that require disclosure under 9.6.13R of the UK Listing Rules.

ENDS

Enquiries

Media:
Jonathan Sibun +44 7779 999 683 / JSibun@tulchangroup.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 127,000 employees and generated sales of €60.1 billion in 2022.

Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business.

The Unilever Compass, our global sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while aiming to:

●
improve the health of the planet;
●
improve people's health, confidence and wellbeing;
●
and contribute to a fairer and more socially inclusive world.
For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine.

These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.